EXHIBIT 12
DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Nine Months Ended July 31,		Year Ended October 31,

	2002	2001	2001	2000	1999	1998	1997

	(In thousand of dollars)
Earnings:
Income of consolidated group before income taxes	$475,475	$443,802	$(24,757)	$777,507	$365,135	$1,560,032	$1,507,070
Dividends received from less-than-fifty percent owned affiliates	1,043	815	1,675	3,065	5,734	5,555	3,591
Fixed charges excluding capitalized interest	493,390	601,405	787,737	693,626	571,949	531,817	433,673

Total earnings	$969,908	$1,046,022	$764,655	$1,474,198	$942,818	$2,097,404	$1,944,334

Fixed charges:
Interest expense of consolidated group including capitalized interest	$477,217	$588,942	$766,254	$677,424	$557,740	$521,418	$422,588
Portion of rental charges deemed to be interest	16,522	12,842	22,030	17,122	15,347	12,451	11,497

Total fixed charges	$493,739	$601,784	$788,284	$694,546	$573,087	$533,869	$434,085

Ratio of earnings to fixed charges*	1.96	1.74	**	2.12	1.65	3.93	4.48

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from less-than-fifty percent owned affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense which is deemed to be representative of the interest factor, and capitalized interest.

*	The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.
**	For the year ended October 31, 2001, earnings available for fixed charges coverage were $24 million less than the amount required for a ratio of earnings to fixed charges of 1.0.